PEARSON

PEARSON PLC

80 STRAND
LONDON WC2R 0RL

TELEPHONE +44 20 7010 2000
FACSIMILE +44 20 7010 6060
www.pearson.com

RECEIVED
2007 FEB -1 A 11: [illegible]
OFFICE OF INTERNATIONAL CORPORATE FINANCE

19 January 2007

07020746

SUPPL

<u>Pearson plc</u>
<u>Submission Pursuant to Rule 12g3-2(b) under the</u>
<u>Securities Exchange Act of 1934 - File number: 82-4019</u>

Dear Sirs

On behalf of Pearson plc, a company duly organised under the laws of England and Wales (the "Company"), I am furnishing the following information pursuant to Rule 12g3-2(b) (1) (iii) under the United States Securities Exchange Act of 1934 (the "Act") in order to maintain the Company's exemption from the reporting requirements of Section 12 (g) of the Act available to foreign private issuers pursuant to Rule 12g3-2(b) thereunder:

***Press Releases:-***

| | |
|---|---|
| **7 January** | **Voting Rights and Capital** |
| **11 January** | **Notification of Transactions of Directors** |
| **15 January** | **Voting Rights and Capital** |
| **17 January** | **Pearson Scott Foresman's California History-Social Science Digital Path named finalist..** |
| **18 January** | **Voting Rights and Capital** |

Any questions concerning this submission may be directed to me at the address and telephone number above.

Please acknowledge receipt of this letter by stamping and returning the enclosed duplicate of this letter to me in the enclosed self-addressed stamped envelope.

Very truly yours

Stephen Jones
Deputy Secretary

PROCESSED
FEB 0 5 2007
THOMSON FINANCIAL

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
Attention: Office of International Corporate Finance
Division of Corporation Finance
Mail Stop 3-9

**Voting Rights and Capital**
07 January 2007

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**PEARSON PLC**
**(the "Company")**

**Voting Rights and Capital**

As at the close of business on 10 January 2007, the Company had 806,441,265 ordinary shares of £1 each admitted to trading. Each ordinary share carries the right to one vote at general meetings. The Company does not hold any shares in Treasury.

This figure (806,441,265) may be used by shareholders as the denominator for the calculations by which they will determine whether they are required to notify their interest in, or a change to their interest in, the Company under the FSA's Disclosure and Transparency Rules.

This announcement is made in conformity with transitional provisions in connection with the implementation of the Transparency Directive.

**Notification of Transactions of Directors**
11 January 2007

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**NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS**

This form is intended for use by an *issuer* to make a *RIS* notification required by *DR* 3.14R(1).

(1) An *issuer* making a notification in respect of a transaction relating to the *shares* or debentures of the *issuer* should complete boxes 1 to 16, 23 and 24.

(2) An *issuer* making a notification in respect of a derivative relating the *shares* of the *issuer* should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.

(3) An *issuer* making a notification in respect of options granted to a *director/person discharging managerial responsibilities* should complete boxes 1 to 3 and 17 to 24.

(4) An *issuer* making a notification in respect of a *financial instrument* relating to the *shares* of the *issuer* (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes should in block capital letters.

| | | | |
|---|---|---|---|
| 1. | Name of the *issuer*<br><br>**PEARSON PLC** | 2. | State whether the notification relates to (i) a transaction notified in accordance with *DR* 3.1.4R(1)(a)<br><br>(ii) *DR* 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or<br><br>(iii) both (i) and (ii)<br><br>**BOTH (i) AND (ii)** |
| 3. | Name of *person discharging managerial responsibilities/director*<br><br>**MARJORIE SCARDINO** | 4. | State whether notification relates to a *person* connected with a *person discharging managerial responsibilities/director* named in 3 and identify the *connected person*<br><br>**N/A** |
| 5. | Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a non-beneficial interest[1]<br><br>**HOLDING** | 6 | Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares*<br><br>**AMERICAN DEPOSITORY RECEIPTS (ADRs)** |
| 7. | Name of registered shareholder(s) and, if more than one, the number of *shares* held by each of them<br><br>**MARJORIE SCARDINO** | 8. | State the nature of the transaction<br><br>**SIX-MONTHLY PURCHASE THROUGH U.S. EMPLOYEE STOCK PURCHASE PLAN** |
| 9 | Number of *shares*, debentures or financial instruments relating to *shares* acquired<br><br>**519** | 10. | Percentage of issued *class* acquired (*treasury shares* of that *class* should not be taken into account when calculating percentage)<br><br>**0.00006%** |

| | | | |
|---|---|---|---|
| 11. | Number of *shares*, debentures or financial instruments relating to *shares* disposed **N/A** | 12. | Percentage of issued *class* disposed (*treasury shares* of that *class* should not be taken into account when calculating percentage) **N/A** |
| 13. | Price per *share* or value of transaction<br><br>**$11.543** | 14. | Date and place of transaction<br><br>**10 JANUARY 2007 USA** |
| 15. | Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage)<br><br>**216,772 0.02688%** | 16. | Date issuer informed of transaction<br><br>**10 JANUARY 2007** |

**If a *person discharging managerial responsibilities* has been granted options by the *issuer* complete the following boxes**

| | | | |
|---|---|---|---|
| 17. | Date of grant<br><br>**N/A** | 18. | Period during which or date on which it can be exercised<br><br>**N/A** |
| 19. | Total amount paid (if any) for grant of the option<br><br>**N/A** | 20. | Description of *shares* or debentures involved (*class* and number)<br><br>**N/A** |
| 21. | Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise<br><br>**N/A** | 22. | Total number of *shares* or debentures over which options held following notification<br><br>**N/A** |
| 23. | Any additional information<br><br>**N/A** | 24. | Name of contact and telephone number for queries: **JENNIFER BURTON, ASSISTANT COMPANY SECRETARY, 020 7010 2256.** |

**Name and signature of duly authorised officer of *issuer* responsible for making notification**

**JENNIFER BURTON**

**ASSISTANT COMPANY SECRETARY**

______________________________

**Date of notification ___11 JANUARY 2007________________________________________**

**Voting Rights and Capital**
15 January 2007

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**PEARSON PLC**
**(the "Company")**

## Voting Rights and Capital

As at the close of business on 12 January 2007, the Company had 806,442,345 ordinary shares of £1 each admitted to trading. Each ordinary share carries the right to one vote at general meetings. The Company does not hold any shares in Treasury.

This figure (806,442,345) may be used by shareholders as the denominator for the calculations by which they will determine whether they are required to notify their interest in, or a change to their interest in, the Company under the FSA's Disclosure and Transparency Rules.

This announcement is made in conformity with transitional provisions in connection with the implementation of the Transparency Directive.

## Pearson Scott Foresman's California History-Social Science Digital Path named finalist in SIIA CODiE awards

17 January 2007

*Fifty Percent Of California's K-5 Students Access This Innovative Program*

*Sacramento, CA - Pearson Scott Foresman's California History-Social Science* Digital Path has been named as a finalist in the Software & Information Industry Association's (SIIA) 2007 CODiE Awards. It is competing in several categories, including Best K-12 Instruction Solution, Best Online Instruction Solution, and Best Social Studies Instruction Solution.

Established in 1986, the CODiE Awards celebrate outstanding achievement and vision in the software, digital information, and education technology industries.

*Pearson Scott Foresman California History-Social Science* is a standards-driven, interactive program written specifically for California. Three instructional paths - text, digital, activities - make this program come to life for the fifty percent of all K-5 students in California that are currently using it to learn history/social studies. The Digital Path, available in both English and Spanish, allows students to work directly with primary source documents and greatly expands the depth of the content coverage.

Every Standard is a lesson in the program, so that instruction is highly focused, efficient, and productive. *Pearson Scott Foresman California History-Social Science* includes engaging introductions; videos to build background; audio-enabled student text; interactive practice; and assessment.

This year's finalists were chosen from more than 1,200 nominations submitted by more than 600 companies. Over 219 individuals in the trade press, consulting, educators, IT specialists, and other neutral specialists have reviewed all of the products entered.

The 2007 CODiE Awards will be presented on April 17 at the Palace Hotel in San Francisco, CA. For a complete list of the finalists, visit www.siia.net/codies/2007/finalists.asp.

**About SIIA**
The Software & Information Industry Association (SIIA) is the principal trade association for the software and digital content industry. SIIA provides global services in government relations, business development, corporate education and intellectual property protection to more than 800 leading software and information companies. For further information, visit www.siia.net.

**About Pearson Scott Foresman**
Pearson Scott Foresman is the world's leading elementary educational publisher of scientifically research-based instructional materials, assessment tools, digital media, and professional development.

**About Pearson Education**

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Educating 100 million people worldwide, Pearson Education (www.pearsoned.com) is the global leader in educational publishing, providing scientifically research-based print and digital programs to help students of all ages learn at their own pace, in their own way. Virtually all students in America learn from a Pearson program at some point in their educational career. The company is home to such renowned publishing brands as Pearson Prentice Hall, Pearson Longman, Pearson Scott Foresman, Pearson Early Learning, Pearson Learning Group, Pearson Digital Learning, and Pearson Addison Wesley. Pearson Education is part of Pearson (NYSE: PSO), the international media company. In addition to Pearson Education, Pearson's primary operations include the Financial Times Group and the Penguin Group.

**Contact:**

Rod Granger
Pearson Education
212-782-3486
rod.granger@pearsoned.com

**Voting Rights and Capital**
18 January 2007

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**PEARSON PLC**
**(the "Company")**

**Voting Rights and Capital**

As at the close of business on 17 January 2007, the Company had 806,454,091 ordinary shares of £1 each admitted to trading. Each ordinary share carries the right to one vote at general meetings. The Company does not hold any shares in Treasury.

This figure (806,454,091) may be used by shareholders as the denominator for the calculations by which they will determine whether they are required to notify their interest in, or a change to their interest in, the Company under the FSA's Disclosure and Transparency Rules.

This announcement is made in conformity with transitional provisions in connection with the implementation of the Transparency Directive.